RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-163632

Pricing Supplement Dated May 10, 2010 to the Prospectus Dated January 11, 2010 and Prospectus Supplement Dated January 11, 2010	$1,352,000 Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due June 30, 2011 Royal Bank of Canada

Royal Bank of Canada is offering the Direct Investment Notes (the “Notes”) linked to the performance of the Cushing® 30 MLP Index (the “Reference Asset”).

The Notes will have a term of approximately 13 months. The Notes will pay an amount at maturity based on the percentage change of the Reference Asset. Investors are subject to potential loss of the principal amount of the Notes for any decrease in the Reference Asset between the Pricing Date and the Final Valuation Date, or if the level of the Reference Asset does not increase by at least 1.16%. The Notes may pay a distribution on four Distribution Payment Dates during the term of the Notes, depending upon the amounts of any distributions paid by the companies included in the Reference Asset during the relevant period. Any payments on the Notes are subject to our credit risk.

Issue Date: May 28, 2010

The Notes will not be listed on any U.S. securities exchange or quotation system.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated January 11, 2010 and the “Additional Risk Factors Specific to the Notes” beginning on page P-4 of this pricing supplement.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”), or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is accurate or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Price to public	$1,000.00	$1,352,000
Underwriting discounts and commissions	$0.00	$0
Proceeds to Royal Bank of Canada	$1,000.00	$1,352,000

The price of the Notes included a profit of $11.50 per $1,000 in principal amount earned by Royal Bank of Canada in hedging its exposure under the Notes. The total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank of Canada, was $11.50 per $1,000 in principal amount of the Notes.

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due June 30, 2011

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the prospectus supplement and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series D

Underwriter:	RBC Capital Markets Corporation, a subsidiary of the Issuer.

Reference Asset:	Cushing® 30 MLP Index (Bloomberg ticker symbol: “MLPX”)

Currency:	U.S. Dollars

Denominations:	$1,000 and integral multiples of $1,000.

Pricing Date:	May 25, 2010

Issue Date:	May 28, 2010

CUSIP:	78008H3T5

Final Valuation Date:	June 27, 2011, subject to extension for market and other disruptions, as described below.

Maturity Date:	June 30, 2011, subject to extension for market and other disruptions, as described below.

Payment at Maturity (if held to maturity):	At maturity, for each $1,000 in principal amount of your Notes, you will receive a cash payment equal:

$988.50 x (1 + Percentage Change)

$988.50 is 98.85% of $1,000. We refer to this percentage as the “Participation Rate” for the Notes.

Percentage Change:	The Percentage Change for the Notes, expressed as a percentage, is calculated using the following formula:

Final Level - Initial Level
Initial Level

Initial Level:	250.21

Final Level:	The closing level of the Reference Asset on the Final Valuation Date.

Principal at Risk:	Due to the impact of the Participation Rate, investors in the Notes will lose some or all of their principal amount at maturity if the Percentage Change is not at least 1.16%.

Distribution Amount:	For each Distribution Period, an amount per $1,000 in principal amount of the Notes equal to $988.50 multiplied by the Index Yield for that Distribution Period.

Distribution Periods:
The four periods during the term of the Notes from, but excluding, the preceding Distribution Valuation Date or the Pricing Date, as applicable, to and including the following Distribution Valuation Date.  The first Distribution Period will be the period commencing on and excluding the Pricing Date and ending on and including the first Distribution Valuation Date. The last Distribution Period will be the period commencing on and excluding the third Distribution Valuation Date and ending on and including the Final Valuation Date.

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due June 30, 2011

Distribution Valuation Dates:	August 26, 2010, November 24, 2010, February 23, 2011 and June 27, 2011.

Distribution Payment Dates:	The 3rd business day after each Distribution Valuation Date, except the final Distribution Payment Date which will occur on the same day as the maturity date.

Index Yield:
The Index Yield for a Distribution Period refers to the yield, expressed as a percentage of the principal amount of the Notes, that a holder would have received in distributions from a portfolio consisting of the Index Components during the Distribution Period. The distributions on the Index Components that will be used to calculate the Index Yield will include the gross cash distributions of those Index Components during the Distribution Period, as reduced by the Participation Rate. We describe the determination of the Index Yield in more detail below under the caption, "Description of the Notes––Distribution Amounts".

Calculation Agent:	RBC Capital Markets Corporation

Index Sponsor:	Swank Energy Income Advisors, LP

U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled contingent income-bearing derivative contract for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence. Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in this pricing supplement in the section, “Supplemental Discussion of U.S. Federal Income Tax Consequences”.

Secondary Market:
RBC Capital Markets Corporation (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issue Date.  The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

No Non-U.S. Distribution:
The Notes are not intended for purchase by any investor that is not a United States person, as that term is defined for U.S. federal income tax purposes, and the Underwriter will not make offers of the Notes to any such investor.

Listing:	The Notes will not be listed on any securities exchange or quotation system.

Clearance and Settlement:	DTC global, as described in the section “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 11, 2010.

Terms Incorporated in the Master Note:	All of the terms appearing above the item captioned “Secondary Market” on page P-1 and P-2 of this pricing supplement and the terms appearing in the section “Description of the Notes”.

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due June 30, 2011

HYPOTHETICAL RETURNS

The examples set out below are included for illustration purposes only. The hypothetical levels of the Reference Asset used to illustrate the calculation of the payment at maturity are not estimates or forecasts of the Initial Level, the Final Level or the closing level of the Reference Asset on the Final Valuation Date or on any trading day prior to the maturity date. All examples assume that a holder purchased Notes with an aggregate principal amount of $1,000 and that no Market Disruption Event occurs on the Valuation Date.

Example 1—	Calculation of the Payment at Maturity where the Percentage Change exceeds 1.16%.
	Percentage Change:	5%
	Payment at Maturity: (excluding the final Distribution Amount)	$988.50 x (1 + .05) = $1,037.93

	On a $1,000 investment, a 5% Percentage Change results in a Payment at Maturity (excluding the final Distribution Amount) of $1,037.93.

Example 2—	Calculation of the Payment at Maturity where the Percentage Change is positive, but is less than 1.16%
	Percentage Change:	1%
	Payment at Maturity: (excluding the final Distribution Amount)	$988.50 x (1 + .01) = $998.39

	On a $1,000 investment, a 1% Percentage Change results in a Payment at Maturity (excluding the final Distribution Amount) of $998.39.

Example 3—	Calculation of the Payment at Maturity where the Percentage Change is negative.
	Percentage Change:	-20%
	Payment at Maturity: (excluding the final Distribution Amount)	$988.50 x (1 – .20) = $790.80

	On a $1,000 investment, a -20% Percentage Change results in a Payment at Maturity (excluding the final Distribution Amount) of $790.80.

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due June 30, 2011

ADDITIONAL RISK FACTORS SPECIFIC TO THE NOTES

An investment in the Notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying prospectus supplement and prospectus. In addition, your investment in the Notes entails other risks not associated with an investment in conventional debt securities. In light of the complexity of the transaction described in this pricing supplement, you are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the Notes.

General Risks Relating to the Notes

Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes.

The Notes are Royal Bank’s senior unsecured debt securities. As a result, your receipt of each Distribution Amount on each Distribution Payment Date and the amount, if any, payable at maturity is dependent upon Royal Bank’s ability to repay its obligations on those dates. This will be the case even if the level of the Reference Asset increases after the pricing date. No assurance can be given as to what our financial condition will be at any time during the term of the Notes.

Your Investment in the Notes May Result in a Loss.

The Notes do not guarantee any return of principal and we will not repay you a fixed amount of principal on the Notes at maturity. The return on your Notes at maturity will depend on the Final Level of the Reference Asset on the Final Valuation Date. Due to the impact of the Participation Rate, if the Final Level of the Reference Asset does not exceed the Initial Level by at least 1.16%, you will receive less, and possibly significantly less, than the principal amount of your Notes.

Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity.

There will be no fixed periodic interest payments on the Notes as there would be on a conventional fixed-rate security having the same maturity. Instead, prior to maturity, you will be entitled to the periodic Distribution Amounts, which will be calculated based upon the cash distributions by the energy master limited partnerships (the “MLPs”) that are included in the Reference Asset (the “Index Components”). Any return that you receive on the Notes, which could be negative, may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest-bearing debt security of Royal Bank with the same maturity date or if you invested directly in the Reference Asset or the Index Components.  It is also possible that the Distribution Amount for one or more Distribution Payment Dates will be zero. As a result, your investment in the Notes may not reflect the full opportunity cost to you when you consider the factors such as inflation that affect the time value of money.

Owning the Notes Is Not the Same as Owning the Reference Asset or the Index Components or a Security Directly Linked to the Performance of the Reference Asset or the Index Components.

Your Notes may trade quite differently from the Reference Asset. Changes in the level of the Reference Asset may not result in comparable changes in the market value of your Notes. Even if the level of the Reference Asset increases from the Initial Level during the term of the Notes, the market value of the Notes prior to maturity may not increase to the same extent. It is also possible for the market value of the Notes prior to maturity to decrease while the level of the Reference Asset increases.

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due June 30, 2011

As a holder of the Notes, you will receive periodic Distribution Amounts that are based on the distributions paid by the issuers of the Index Components.  However, the Participation Rate is less than 100%, which will reduce the gross cash distributions, and accordingly, the Distribution Amounts, as described below.  As a result, for each $1,000 in principal amount of the Notes that you own, the Distribution Amount will be less than the amount of distributions that you would have received if you had invested the same amount in the Index Components.

There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses.

The Notes will not be listed on any securities exchange. There may be little or no secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. RBC Capital Markets Corporation (“RBCCM”) and other affiliates of Royal Bank of Canada may make a market for the Notes, although they are not required to do so. RBCCM or any other affiliate of Royal Bank of Canada may stop any such market-making activities at any time. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial. If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price, and as a result, you may suffer substantial losses.

The Market Value of the Notes May Be Influenced by Many Unpredictable Factors.

The following factors, which are beyond our control, may influence the market value of the Notes:

•	the level of the Reference Asset;

•	the volatility (i.e., the frequency and magnitude of changes) of the level of the Reference Asset;

•	the extent of any distributions paid by the Index Components to their equity holders;

•
economic, financial, political, military, regulatory, legal and other events that affect the applicable securities markets generally and the U.S. markets in particular, and which may affect the level of the Reference Asset;

•	interest and yield rates in the market; and

•	the time remaining to maturity of the Notes.

These factors may influence the market value of the Notes if you sell your Notes prior to maturity. Our creditworthiness, as represented by our credit ratings or as otherwise perceived in the market will also affect the market value of the Notes. If you sell your Notes prior to maturity, you may receive less than the principal amount of your Notes.

The Amount to Be Paid at Maturity Will Not Be Affected by All Developments Relating to the Reference Asset.

Changes in the level of the Reference Asset during the term of the Notes before the Final Valuation Date will not be reflected in the calculation of the payment at maturity. The Calculation Agent will calculate this amount by comparing only the Final Level to the Initial Level. No other levels of the Reference Asset will be taken into account. As a result, you may receive less than the principal amount of your Notes, even if the level of the Reference Asset has increased at certain times during the term of the Notes before decreasing as of the Final Valuation Date.

You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Reference Asset.

In the ordinary course of their business, our affiliates may have expressed views on expected movements in the Reference Asset or the Index Components, and may continue to do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who transact business in markets relating to the Reference Asset or the Index Components may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning the Reference Asset and the Index Components from multiple sources, and you should not rely solely on views expressed by our affiliates.

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due June 30, 2011

Trading and Other Transactions by Royal Bank or its Affiliates in the Reference Assets or the Index Components May Adversely Affect the Market Value of the Notes.

As described below under “Use of Proceeds and Hedging,” we or one or more affiliates may hedge our obligations under the Notes by purchasing or selling the Index Components, futures or options on the Reference Asset or the Index Components, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of the Reference Asset or the Index Components. We or our affiliates may adjust these hedges by, among other things, purchasing or selling those assets at any time. Although they are not expected to, any of these hedging activities may adversely affect the level of the Reference Asset or the Index Components, and, therefore, the market value of the Notes. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the Notes decreases.

We or one or more of our affiliates may also engage in trading in the Reference Asset or the Index Components and other investments relating to those assets on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Any of these activities could adversely affect the level of the Reference Asset or the Index Components and, therefore, the market value of the Notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Reference Asset or the Index Components. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the Notes.

The Inclusion in the Purchase Price of the Notes of a Selling Concession and of Our Cost of Hedging Our Market Risk under the Notes is Likely to Adversely Affect the Market Value of the Notes.

The price at which you purchase the Notes includes a selling concession (including a broker’s commission), as well as the costs that we (or one of our affiliates) expect to incur in the hedging of our market risk under the Notes. The hedging costs include the expected cost of undertaking this hedge, as well as the profit that we (or our affiliates) expect to realize in consideration for assuming the risks inherent in providing the hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity will likely be less than your original purchase price.

The Business Activities of Royal Bank or Its Affiliates May Create Conflicts of Interest.

As noted above, we and our affiliates expect to engage in trading activities related to the Reference Asset or the Index Components that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the level of the Reference Asset or the Index Components, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with the issuers of the Index Components, including making loans to or providing advisory services to those companies. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the Notes. Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset or the Index Components. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us or one or more of our affiliates may affect the level of the Reference Asset or the Index Components and, therefore, the market value of the Notes.

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due June 30, 2011

The Calculation Agent Can Postpone the Determination of the Final Level if a Market Disruption Event Occurs.

The determination of the Final Level may be postponed if the Calculation Agent determines that a Market Disruption Event has occurred or is continuing on the Final Valuation Date. If such a postponement occurs, the Calculation Agent will use the Final Level of the Reference Asset on the first subsequent business day on which no Market Disruption Event occurs or is continuing. In no event, however, will the Final Valuation Date be postponed by more than ten trading days. As a result, if a Market Disruption Event occurs or is continuing on the Final Valuation Date, the maturity date for the Notes could also be postponed, although not by more than ten trading days.

If the determination of the Final Level of the Reference Asset for the Final Valuation Date is postponed to the last possible day, but a Market Disruption Event occurs or is continuing on that day, that day will nevertheless be the date on which the Final Level will be determined by the Calculation Agent. In such an event, the Calculation Agent will make a good faith estimate in its sole discretion of the level of the Reference Asset that would have prevailed in the absence of the Market Disruption Event. See “Description of the Notes—Market Disruption Events”.

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

The Calculation Agent will, among other things, determine the amount of your payment, if any, on each Distribution Date and your payment at maturity on the Notes. Our wholly-owned subsidiary, RBC Capital Markets Corporation, will serve as the Calculation Agent. We may change the Calculation Agent after the original issue date without notice to you. The Calculation Agent will exercise its judgment when performing its functions. For example, the Calculation Agent may have to determine whether a Market Disruption Event affecting the Reference Asset has occurred.  This determination may, in turn, depend on the Calculation Agent’s judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions.  Since this determination by the Calculation Agent will affect the payment at maturity on the Notes, the Calculation Agent may have a conflict of interest if it needs to make a determination of this kind.

Significant Aspects of the Tax Treatment of the Notes May Be Uncertain.

The tax treatment of the Notes is uncertain.  We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the Notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.

Since the Index Components are the type of financial assets described under Section 1260 of the Internal Revenue Code, while the matter is not entirely clear, there exists a substantial risk that an investment in a Note is a “constructive ownership transaction” to which Section 1260 of the Internal Revenue Code applies.  If Section 1260 of the Internal Revenue Code applies, all or a portion of any long-term capital gain recognized by a holder in respect of a Note will be recharacterized as ordinary income and certain interest charges may apply.  See the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Possible Application of Section 1260 of the Internal Revenue Code.”

Although the U.S. federal income tax treatment of the Distribution Amounts is uncertain, we intend to take the position that the Distribution Amounts constitute taxable ordinary income to a holder.

The Internal Revenue Service has issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, a holder should be required to accrue ordinary income over the term of an instrument similar to the Notes regardless of whether any payments are made prior to maturity and whether all or part of the gain a holder may recognize upon sale, redemption or maturity of an instrument similar to the Notes could be treated as ordinary income.  The outcome of this process is uncertain and guidance, if any, could apply on a retroactive basis.

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due June 30, 2011

Please read carefully the sections entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” in this pricing supplement, the section “Tax Consequences” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement.  You should consult your tax advisor about your own tax situation.

A 30% U.S. Federal Withholding Tax Will Be Withheld on Payments of Distribution Amounts to Non-U.S. Holders and Certain Additional Adverse U.S. Federal Tax Consequences May Apply to Non-U.S. Holders that Acquire the Notes.

The Notes are not intended for purchase by any investor that is not a United States person, as that term is defined for U.S. federal income tax purposes, and the Underwriter will not make offers of the Notes to any such investor.  In the event a non-U.S. holder subsequently acquires the Notes, while the U.S. federal income tax treatment of the Notes (including proper characterization of the Distribution Amounts for U.S. federal income tax purposes) is uncertain, U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) will be withheld in respect of the Distribution Amounts paid to a non-U.S. holder unless such payments are effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States (in which case, to avoid withholding, the non-U.S. holder will be required to provide a Form W-8ECI). We will not pay any additional amounts in respect of such withholding.

In addition, the Notes could be treated as “United States real property interests” under Section 897 of the Internal Revenue Code.  If the Notes were so treated, certain adverse U.S. federal income tax consequences may apply to a non-U.S. holder upon the sale or maturity of the Notes (including treatment of any gain recognized in respect of the Notes as income effectively connected with the conduct of a U.S. trade or business and the imposition of a 10% U.S. withholding tax on gross proceeds).

Please read carefully the sections entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” in this pricing supplement, the section “Tax Consequences” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement.  You should consult your tax advisor about your own tax situation.

Certain Considerations for Insurance Companies and Employee Benefit Plans.

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the Notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the Notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the Notes. For additional information, please see the discussion under “Employee Retirement Income Security Act” below.

Risks Relating to the Reference Asset

You Will Have No Equity Interests in Any of the Index Components or Rights to Receive any Securities.

Investing in the Notes is not equivalent to investing in the Reference Asset or any of the Index Components and it will not make you a holder of any equity interest in any of the Index Components. Holders of the Notes will not have any voting rights, any right to receive distributions, or any other rights with respect to the Index Components. The Distribution Amounts and the payment at maturity, if any, will be paid in U.S. dollars, and you will have no right to receive delivery of any securities.

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due June 30, 2011

We Do Not Control the Index Components and Are Not Responsible for Any Disclosure Made by Any Other Company.

Neither we nor any of our affiliates have the ability to control the actions of any of the Index Components, nor do we assume any responsibility for the adequacy or accuracy of any publicly available information about any of these companies, unless (and only to the extent that) the securities of our affiliates are represented by the Reference Asset. You should make your own investigation into the Index Components.

We have no ability, nor expect to have the ability in the future, to control the actions of such Index Components, including any actions that could affect the value of the Index Components or the value of your Notes. None of the money you pay us for the Notes will go to any of the Index Components and none of those Index Components will be involved in the offering of the Notes in any way. None of those Index Components will have any obligation to consider your interests as a holder of the Notes in taking any corporate actions that might affect the value of your Notes.

We Have No Affiliation with the Index Sponsor or Standard & Poor’s (“S&P”) and Will Not Be Responsible for Any Actions Taken by Them.

Neither the Index Sponsor nor S&P, as Reference Asset calculation agent, is our affiliate, and they will not be involved in the offering of the Notes in any way. We have no control of the actions of the Index Sponsor, including changes to the Index Components, rebalancing the Reference Asset and any actions of the type that would require the Calculation Agent to adjust the payment to you at maturity. Further, we have no control over any calculation method employed by S&P. Neither the Index Sponsor nor S&P has any obligation with respect to the Notes. Thus, the Index Sponsor and S&P have no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the Notes. The proceeds from the issuance of the Notes will not be delivered to the Index Sponsor, except to the extent that we are required to pay the Index Sponsor licensing fees with respect to the Reference Asset.

The Reference Asset May Not Be Representative of the Index Components.

The Index Sponsor uses a proprietary scoring model, known as SValuES©, to rank MLPs for inclusion in the Reference Asset, based on criteria chosen by the Index Sponsor. Accordingly, the Index Components that are included in the Reference Asset may not accurately reflect the broader MLP sector and the specific sub-sectors in which the relevant Index Components have their primary operations.  The Reference Asset may underperform, or be more volatile than, MLPs generally. For additional information regarding SValuES©, please see the discussion in the section, “Information Regarding the Reference Asset”.

Risks Related to the Index Components May Affect the Trading Value of the Notes and the Amount You Will Receive at Maturity.

We expect that the level of the Reference Asset will fluctuate in accordance with changes in the financial condition and result of operation of the Index Components and certain other factors relating to their business and affairs. The financial condition of the Index Components may become impaired or the general condition of the energy MLP market may deteriorate, either of which may cause a decrease in the level of the Reference Asset, any Distribution Amounts and the value of the Notes. The value of the Index Components is susceptible to general market fluctuations and to volatile increases and decreases in value, as market confidence in and perceptions regarding the Index Components change. Investor perceptions of the Index Components are based on various and unpredictable factors, including expectations regarding governmental, economic, monetary, tax and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic and banking crises. The level of the Reference Asset is expected to fluctuate until the maturity date.

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due June 30, 2011

Correlation Among the Index Components May Affect the Market Value of the Notes.

The Index Components are not expected to represent a diversified portfolio of securities. The Index Components all have primary lines of business in the energy sector, including the oil and gas sector. To the extent that the prices of the Index Components all move in the same or a similar direction (i.e., are highly correlated), you will lose some or all of the benefits that would ordinarily arise from a diversified portfolio of securities.

The Index Components Are Subject to the Risks Related to the Energy Industry.

As of the date of this pricing supplement, all of the Index Components are companies whose primary lines of business are directly associated with the energy industry, including the oil and gas sector. In addition, many of the Index Components are non-diversified businesses that are exposed to the risks associated with those businesses, including the lack of capital funding to sustain or grow businesses and potential competition from larger, better financed and more diversified businesses.  MLPs in the energy industry are significantly affected by a number of factors including:

•	worldwide and domestic supplies of, and demand for, crude oil, natural gas, natural gas liquids, hydrocarbon products and refined products;

•	changes in tax or other laws affecting MLPs generally;

•	regulatory changes affecting pipeline fees and other regulatory fees in the energy sector;

•	the effects of political events and government regulation;

•	the impact of direct government intervention, such as embargos;

•	changes in fiscal, monetary and exchange control programs;

•	changes in the relative prices of competing energy products;

•	changes in the output and trade of oil and other energy producers;

•	changes in environmental and weather conditions;

•	the impact of environmental laws and regulations and technological changes affecting the cost of producing and processing, and the demand for, energy products;

•	decreased supply of hydrocarbon products available to be processed due to fewer discoveries of new hydrocarbon reserves, short- or long-term supply disruptions or otherwise;

•	risks of regulatory actions and/or litigation, including as a result of leaks, explosions or other accidents relating to energy products;

•	uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or further acts of terrorism in the United States or elsewhere; and

•	general economic and geopolitical conditions in the United States and worldwide.

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due June 30, 2011

These or other factors or the absence of such factors could cause a downturn in the energy industry generally or regionally and could cause the value of some or all of the Index Components to decline, and the amounts of their cash distributions to decrease, during the term of the Notes.

The Historical Performance of the Reference Asset Is Not an Indication of Its Future Performance.

The Final Level of the Reference Asset will determine the amount to be paid on the Notes at maturity. The historical performance of the Reference Asset does not necessarily give an indication of its future performance. As a result, it is impossible to predict whether the levels of the Reference Asset will rise or fall during the term of the Notes. The levels of the Reference Asset will be influenced by complex and interrelated political, economic, financial and other factors.

In addition, the Distribution Amount, if any, applicable to each Distribution Period will depend on the distributions paid by the Index Components. The historic distributions by the Index Components are not necessarily indicative of their future distributions. Holders of equity interests in each Index Component are only entitled to receive such distributions as its management may declare out of funds legally available. Although distributions on the Reference Asset may have been declared in the past by some or all of the Index Components, they are not required to do so and may reduce or eliminate those distributions in the future.

The Reference Asset Has a Limited History and May Perform in Unexpected Ways.

The Reference Asset was initially disseminated on Bloomberg on November 9, 2009, and therefore has a limited history. S&P has calculated the returns that hypothetically might have been generated had the Reference Asset been created in the past, but those calculations are subject to many limitations. Unlike historical performance, such calculations do not reflect actual trading, liquidity constraints, fees and other costs. In addition, the models used to calculate these hypothetical returns are based on certain data, assumptions and estimates. Different models or models using different data, assumptions or estimates might result in materially different hypothetical performance.

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due June 30, 2011

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus and the prospectus supplement, relating to our Senior Global Medium-Term Notes, Series D, of which the Notes are a part. This pricing supplement, together with the accompanying prospectus and the prospectus supplement, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. The information in the accompanying prospectus and the prospectus supplement is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this pricing supplement. Certain capitalized terms used and not defined in this pricing supplement have the meanings ascribed to them in the accompanying prospectus supplement and the prospectus.

Please note that in this section entitled “Description of the Notes”, references to “holders” mean those who own Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in Notes registered in street name or in Notes issued in book-entry form through The Depository Trust Company (“DTC”). Owners of beneficial interests in the Notes should read the section entitled “Description of the Notes We May Offer—Legal Ownership” in the accompanying prospectus supplement and “Description of Debt Securities—Ownership and Book-Entry Issuance” in the accompanying prospectus.

General

The Notes are senior unsecured obligations of Royal Bank of Canada that are linked to the Reference Asset. The Notes are issued by Royal Bank of Canada under a senior indenture, dated as of October 23, 2003, as it has been and may be amended or supplemented from time to time, between Royal Bank of Canada and The Bank of New York Mellon, as successor to the corporate trust business of JPMorgan Chase Bank, N.A., as trustee (the “indenture”). The Notes are “indexed notes,” as defined in the accompanying prospectus supplement.

Specified Currency

All payments, if any, of principal and interest will be made in U.S. dollars (“$”).

Form and Denomination

The Notes will be issued only in global form through DTC.  The Notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

No Listing

The Notes will not be listed on any securities exchange.

Defeasance, Default Amount, Other Terms

Neither full defeasance nor covenant defeasance will apply to your Notes. The following will apply to your Notes:

•	the default amount will be payable on any acceleration of the maturity of your Notes as described under “—Default Amount on Acceleration” below;

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due June 30, 2011

•	a “business day” for your Notes will have the meaning described under “—Special Calculation Provisions—Business Day” below; and

•	a “trading day” for your Notes will have the meaning described under “—Special Calculation Provisions—Trading Day” below.

Payment at Maturity

At maturity, subject to our credit risk as issuer of the Notes, you will receive a cash payment that is based on the level of the Reference Asset on the Final Valuation Date.

For each $1,000 principal amount of your Notes, the payment at maturity will be equal to the product of:

$988.50 x (1 + Percentage Change)

The Percentage Change is the difference between the Final Level and the Initial Level and is expressed as a percentage of the Initial Level. The Percentage Change may be positive or negative and will be calculated as follows:

Final Level - Initial Level
Initial Level

The Initial Level will be the closing level of the Reference Asset on the Pricing Date.

The Final Level will be the closing level of the Reference Asset on the Final Valuation Date.

Maturity Date

The maturity date will be June 30, 2011, unless that date is not a business day, in which case the maturity date will be the next following business day. The Calculation Agent may postpone the Final Valuation Date — and therefore the maturity date — if a Market Disruption Event, as defined below, occurs or is continuing on a day that would otherwise be that Final Valuation Date. If the Final Valuation Date is postponed, the maturity date will be postponed by the same number of business days. No interest will accrue past the maturity date.

Distribution Amounts

Distribution Payments. Each Distribution Period will commence on the preceding Distribution Payment Date (or in the case of the first Distribution Period, the Pricing Date of the Notes) and end on the following Distribution Valuation Date.  Each Distribution Payment Date will occur on the 3rd scheduled business trading day after the applicable Distribution Valuation Date.  The final Distribution Payment Date will occur on the same day as the maturity date, even if the Final Valuation Date is postponed as described below.

Distribution Periods and Distribution Valuation Dates.  The Distribution Valuation Dates for any Distribution Amounts are August 26, 2010, November 24, 2010, February 23, 2011 and June 27, 2011. If any such date is not a business day, the applicable Distribution Amount will be paid on the next following business day, without any additional interest accruing as a result of that postponement.

Distribution Amount.  On each Distribution Payment Date, we will pay to holders of the Notes the applicable Distribution Amount.  For each $1,000 in principal amount of the Notes, the Distribution Amount will be an amount in cash equal to $988.50 multiplied by the Index Yield.  The Index Yield will be a fraction, (a) the numerator of which will be the sum of the gross cash distributions (as described below) for each Index Component whose “ex-dividend date” occurs during the applicable Distribution Period, and (b) the denominator of which is $988.50.  The Index Yield will be rounded to two decimal places.

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due June 30, 2011

The "gross cash distributions" for each Distribution Period will be derived by adding the aggregate "gross cash amounts" for each Index Component.  For each Index Component, the Calculation Agent will determine a notional number of shares by dividing (a) the product of (i) $988.50 and (ii) the weight of the applicable Index Component as of the Quarterly Rebalancing Date (or the date on which any interim Index Component change occurs, whichever is later) by (b) the closing price of the Index Component on that date. The resulting notional number of shares of the Index Component will be rounded to the nearest eight decimal places and multiplied by the distribution paid per share by that Index Component during the Distribution Period to arrive at the gross cash amount (rounded to the nearest eight decimal places) for that Index Component.

For the avoidance of doubt, if a proposed cash distribution, or any portion of that distribution, is not paid by the applicable issuer, it shall not be included in the total of gross cash distributions.

“Ex-dividend date” means, with respect to a distribution on an Index Component, the first business day on which that Index Component trades on its primary exchange without the right to receive that distribution.

Record Dates.  The record dates for any Distribution Amount to be paid on any Distribution Payment Date will be determined as set forth in the prospectus supplement under the caption “Description of the Notes We May Offer—Interest”.

Final Valuation Date

The Final Valuation Date will be June 27, 2011, unless the Calculation Agent determines that day is not a trading day or a Market Disruption Event occurs or is continuing on that day. In that event, the Final Valuation Date will be the first trading day following the scheduled Final Valuation Date on which the Calculation Agent determines that a Market Disruption Event does not occur and is not continuing. However, in no event, will the Final Valuation Date be postponed by more than ten business days. See “— Market Disruption Events.”

Unavailability of the Level of the Reference Asset on the Final Valuation Date

If the Index Sponsor discontinues publication of the Reference Asset and the Index Sponsor or another entity publishes a successor or substitute reference asset that the Calculation Agent determines, in its sole discretion, to be comparable to the discontinued Reference Asset (that successor or substitute index being referred to in this section as a “Successor Reference Asset”), then Distribution Amounts will be determined by reference to the Successor Reference Asset during the relevant Distribution Periods, and the Final Level will be determined by reference to the published level of that Successor Reference Asset at the regular weekday close of trading on the Final Valuation Date.

Upon any selection by the Calculation Agent of a Successor Reference Asset, the Calculation Agent will provide written notice to the trustee of the selection, and the trustee will furnish written notice thereof, to the extent the trustee is required to under the senior debt indenture, to each noteholder, or in the case of global Notes, the depositary, as holder of the global Notes.

If a Successor Reference Asset is selected by the Calculation Agent, that Successor Reference Asset will be used as a substitute for the Reference Asset for all purposes, including for purposes of determining whether a Market Disruption Event exists with respect to that Successor Reference Asset.

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due June 30, 2011

If the Index Sponsor discontinues publication of the Reference Asset prior to, and that discontinuance is continuing on the Final Valuation Date, and the Calculation Agent determines, in its sole discretion, that no appropriate Successor Reference Asset is available at that time, then the Calculation Agent will determine the Final Level of the Reference Asset in accordance with the formula for and method of calculating the level of Reference Asset last in effect prior to the discontinuance, without rebalancing or substitution, using the closing price (or, if trading in the relevant Index Components of the Relevant Asset have been materially suspended or materially limited, its good faith estimate of the Final Level that would have prevailed but for that suspension or limitation) at the close of the principal trading session of the relevant exchange on that date of each Index Component most recently comprising the Reference Asset.  Notwithstanding these alternative arrangements, modifications to the calculation of the level of the Reference Asset may adversely affect the market value of your Notes.

If at any time the method of calculating the level of the Reference Asset or a Successor Reference Asset is changed in a material respect, or if the Reference Asset is in any other way modified so that it does not, in the opinion of the Calculation Agent, fairly represent the level of the Reference Asset had those changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York City on the Final Valuation Date, make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a Final Level of the Reference Asset comparable to that Reference Asset as if those changes or modifications had not been made.  Accordingly, if the method of calculating the Reference Asset is modified so that the level of the Reference Asset is a fraction of what it would have been if it had not been modified, then the Calculation Agent will adjust the Reference Asset in order to arrive at a Final Level of the Reference Asset as if it had not been modified. Notwithstanding these alternative arrangements, modifications to the calculation of the level of the Reference Asset may adversely affect the market value of your Notes.

Market Disruption Events

If a Market Disruption Event occurs or is continuing on the Final Valuation Date, the Final Level will equal the closing level of the Reference Asset on the first trading day following the Final Valuation Date on which the Calculation Agent determines that a Market Disruption Event is not continuing. If a Market Disruption Event occurs or is continuing on each trading day to and including the tenth trading day following the Final Valuation Date, the Final Level will be determined (or, if not determinable, estimated by the Calculation Agent in a manner which is considered commercially reasonable under the circumstances) by the Calculation Agent on that tenth trading day, regardless of the occurrence or continuation of a Market Disruption Event on that day. In such an event, the Calculation Agent will make a good faith estimate in its sole discretion of the Final Level that would have prevailed in the absence of the Market Disruption Event.

A Market Disruption Event means any event, circumstance or cause which Royal Bank determines, and the Calculation Agent confirms, has or will have a material adverse effect on the ability of Royal Bank to perform its obligations under the Notes or to hedge its position in respect of its obligations to make payment of amounts owing thereunder and more specifically includes the following events to the extent that they have such effect with respect to the Reference Asset:

•	a suspension, absence or limitation of trading in Index Components constituting 20% or more, by weight, of the Reference Asset;

•	a suspension, absence or limitation of trading in futures or options contracts relating to the Reference Asset on their respective markets;

•
any event that disrupts or impairs, as determined by the Calculation Agent, the ability of market participants to (i) effect transactions in, or obtain market values for, Index Components constituting 20% or more, by weight, of the Reference Asset, or (ii) effect transactions in, or obtain market values for, futures or options contracts relating to the Reference Asset on their respective markets;

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due June 30, 2011

•
the closure on any day of the primary market for futures or options contracts relating to the Reference Asset or Index Components constituting 20% or more, by weight, of the Reference Asset on a scheduled trading day prior to the scheduled weekday closing time of that market (without regard to after hours or any other trading outside of the regular trading session hours) unless such earlier closing time is announced by the primary market at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such primary market on such scheduled trading day for such primary market and (ii) the submission deadline for orders to be entered into the relevant exchange system for execution at the close of trading on such scheduled trading day for such primary market;

•
any scheduled trading day on which (i) the primary markets for Index Components constituting 20% or more, by weight, of the Reference Asset or (ii) the exchanges or quotation systems, if any, on which futures or options contracts on the Reference Asset are traded, fails to open for trading during its regular trading session; or

•
any other event, if the Calculation Agent determines that the event interferes with our ability or the ability of any of our affiliates to unwind all or a portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging” in this pricing supplement.

Payment of Additional Amounts

We will pay any amounts to be paid by us on the Notes without deduction or withholding for, or on account of, any and all present or future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings (“taxes”) now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of Canada or any Canadian political subdivision or authority that has the power to tax, unless the deduction or withholding is required by law or by the interpretation or administration thereof by the relevant governmental authority. At any time a Canadian taxing jurisdiction requires us to deduct or withhold for or on account of taxes from any payment made under or in respect of the Notes, we will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amounts received by each holder (including Additional Amounts), after such deduction or withholding, shall not be less than the amount the holder would have received had no such deduction or withholding been required.

However, no Additional Amounts will be payable with respect to a payment made to a holder of a Note, which we refer to as an “Excluded Holder”, in respect of a beneficial owner:

(i) with which we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

(ii) which is subject to such taxes by reason of its being connected presently or formerly with Canada or any province or territory thereof otherwise than by reason of the holder’s activity in connection with purchasing the Notes, the holding of Notes or the receipt of payments thereunder;

(iii) which presents such Note for payment (where presentation is required) more than 30 days after the relevant date (except to the extent that the holder thereof would have been entitled to such Additional Amounts on presenting a Note for payment on the last day of such 30 day period); for this purpose, the “relevant date” in relation to any payments on any Note means:

(a) the due date for payment thereof, or

(b) if the full amount of the monies payable on such date has not been received by the trustee on or prior  to such due date, the date on which the full amount of such monies has been received and notice to that effect is given to holders of the Notes in accordance with the indenture; or

(iv) who could lawfully avoid (but has not so avoided) such withholding or deduction by complying, or procuring that any third party comply with, any statutory requirements or by making, or procuring that any third party make, a declaration of non-residence or other similar claim for exemption to any relevant tax authority.

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due June 30, 2011

For the avoidance of doubt, we will not have any obligation to pay any holders Additional Amounts on any tax which is payable otherwise than by deduction or withholding from payments made under or in respect of the Notes at maturity.

We will also make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. We will furnish to the trustee, within 30 days after the date the payment of any taxes is due pursuant to applicable law, certified copies of tax receipts evidencing that such payment has been made or other evidence of such payment satisfactory to the trustee. We will indemnify and hold harmless each holder of Notes (other than an Excluded Holder) and upon written request reimburse each such holder for the amount of (x) any taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Notes, and (y) any taxes levied or imposed and paid by such holder with respect to any reimbursement under (x) above, but excluding any such taxes on such holder’s net income or capital.

For additional information, see the section entitled “Supplemental Discussion of Canadian Tax Consequences.”

Default Amount on Acceleration

In case an event of default with respect to the Notes shall have occurred and be continuing, the amount declared due and payable on the Notes upon any acceleration of the Notes will be determined by the Calculation Agent and will be an amount in cash equal to the sum of (i) the payment at maturity per Note as described under the caption “Description of Notes—Payment at Maturity” and (ii) the Distribution Amount per Note, if any, with respect to the final Distribution Payment Date, as described under the caption “Description of Notes—Distribution Amount,” in each case, calculated as if the date of acceleration were the Final Valuation Date.

If the maturity of the Notes is accelerated because of an event of default we will, or will cause the Calculation Agent, to provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to the depositary, of the cash amount due with respect to the Notes as promptly as possible after the date of acceleration.

Manner of Payment and Delivery

Any payment on the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City. The payment at maturity will only be made when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Modified Business Day

As described in the accompanying prospectus, any payment on the Notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For the Notes, however, the term business day may have a different meaning than it does for other Series D medium-term notes.  We discuss this term under “—Special Calculation Provisions” below.

Role of Calculation Agent

The Calculation Agent will make all determinations regarding the level of the Reference Asset, any Distribution Amounts payable and any amounts due at maturity, modified business days, Market Disruption Events and any default amount. Absent manifest error, all determinations of the Calculation Agent will be final and binding on you and us, without any liability on the part of the Calculation Agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations or confirmations by the Calculation Agent.

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due June 30, 2011

Our subsidiary, RBC Capital Markets Corporation, will serve as the Calculation Agent for the Notes. We may change the Calculation Agent for the Notes at any time without notice and the Calculation Agent may resign as calculation agent at any time upon 60 days’ written notice to Royal Bank.

Special Calculation Provisions

Business Day

When we refer to a business day with respect to the Notes, we mean a day that is a business day of the kind described in the accompanying prospectus supplement.

Trading Day

When we refer to a trading day with respect to the Notes, we mean a day on which the principal securities market for the Index Components is open for trading.

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due June 30, 2011

HYPOTHETICAL DISTRIBUTION OF THE INDEX COMPONENTS

The table below sets forth a hypothetical calculation of the Distribution Amount for a hypothetical interest period on the Notes.  The actual distributions by the Index Components, and the actual Distribution Amount for any interest period, could be significantly less than the amount set forth below.

Determination of Gross Cash Distributions:

Index Component	Weight in Index as of April 30, 2010	Closing Price as of April 30, 2010	Notional Number of Shares (1)	Distribution per Share (2)	Gross Cash Amount
ARLP	3.69%	$48.46	0.75267757	0.79	$0.59461528
APU	3.41%	$42.21	0.79899039	0.705	$0.56328823
BWP	3.11%	$28.97	1.06230914	0.505	$0.53646612
BPL	3.27%	$60.78	0.53239393	0.9375	$0.49911931
CPNO	3.59%	$26.20	1.35354389	0.575	$0.77828774
DEP	3.23%	$26.80	1.19237163	0.4475	$0.53358630
EPB	3.13%	$27.03	1.14452296	0.38	$0.43491873
EEP	3.26%	$51.27	0.62856426	1.0025	$0.63013567
ETE	3.35%	$34.22	0.96798897	0.54	$0.52271404
ETP	3.41%	$48.90	0.68858883	0.89375	$0.61542627
EPE	3.50%	$46.12	0.75073175	0.545	$0.40914880
EPD	3.45%	$35.46	0.96244760	0.5675	$0.54618901
GEL	3.09%	$19.64	1.55292348	0.3675	$0.57069938
NRGY	3.32%	$38.01	0.86264207	0.695	$0.59953624
KMP	3.41%	$67.49	0.49950955	1.07	$0.53447522
MMP	3.35%	$47.59	0.69533382	0.72	$0.50064035
MWE	3.23%	$30.75	1.03780493	0.64	$0.66419516
NRP	3.09%	$25.50	1.19818589	0.54	$0.64702038
NS	3.41%	$61.56	0.54773038	1.065	$0.58333286
NSH	3.30%	$29.58	1.10340711	0.45	$0.49653320
OKS	3.32%	$61.63	0.53239393	1.11	$0.59095726
PAA	3.40%	$57.99	0.58026587	0.935	$0.54254858
RGNC	3.33%	$22.69	1.45264374	0.445	$0.64642647
SEP	3.35%	$31.53	1.05181547	0.42	$0.44176250
SXL	3.25%	$68.41	0.46900067	1.115	$0.52293575
NGLS	3.36%	$26.76	1.24101150	0.5175	$0.64222345
TCLP	3.27%	$38.24	0.84641325	0.73	$0.61788167
WES	3.44%	$23.41	1.45330464	0.34	$0.49412358
WPZ	3.33%	$42.31	0.77892309	0.6575	$0.51214193
WMZ	3.33%	$31.74	1.03645801	0.335	$0.34721343
				Total:	$16.61854291
(1) Calculated as set forth in the section above “Description of the Notes—Distribution Amounts.”

(2) Based on the distributions declared by the issuer of each Index Component with respect to the three months ended March 31, 2010, a portion of which were paid to holders after April 1, 2010. The amount of the distributions for any interest period during the term of the Notes may be significantly different.

Determination of the Index Yield and Distribution Amount per $1,000 of Notes

Index Yield = $16.61854291 / $988.50 = 1.68%.

Distribution Amount per $1,000 of Notes = $988.50 x 1.68% = $16.60

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due June 30, 2011

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the accompanying prospectus supplement under “Use of Proceeds”.  We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In anticipation of the sale of the Notes, we or our affiliates expect to enter into hedging transactions involving purchases or sales relating to the Reference Asset or the Index Components and/or listed or over-the-counter derivative instruments relating to these securities prior to or on the pricing date.  From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into.  In this regard, we or our affiliates may acquire or dispose of long or short positions in listed or over-the-counter options, futures, forwards or other instruments based on the level of the Reference Asset or the Index Components.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

We or our affiliates may close out our or their hedge on or before the Final Valuation Date.  That step may involve sales or purchases relating to the Reference Asset or the Index Components, listed or over-the-counter options or futures or forwards on these securities or listed or over-the-counter options, futures, forwards or other instruments based on the performance of the Reference Asset.

The hedging activity discussed above may adversely affect the market value of the Notes from time to time.  See “Additional Risk Factors Specific to the Notes—The Inclusion in the Purchase Price of the Notes of a Selling Concession and of Our Cost of Hedging Our Market Risk under the Notes is Likely to Adversely Affect the Market Value of the Notes” and “—The Business Activities of Royal Bank or Its Affiliates May Create Conflicts of Interest” in this pricing supplement for a discussion of these adverse effects.

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due June 30, 2011

INFORMATION REGARDING THE REFERENCE ASSET

General

We have derived all information contained in this pricing supplement regarding the Reference Asset, including, and without limitation, its make-up, method of calculation and changes in the Index Components, from Swank Energy Income Advisors, LP (“Swank Energy”) and publicly available sources. Such information reflects the policies of, and is subject to change by, Swank Energy, and these policies are subject to change at the discretion of Swank Energy. Neither we nor RBC Capital Markets Corporation accepts any responsibility for the calculation, maintenance or publication of the Reference Asset or any successor Reference Asset.

The Reference Asset is an equally weighted index comprised of 30 publicly traded MLPs that operate the business and hold the types of assets described below. Swank Energy uses a proprietary scoring model known as the Swank Value-added Evaluation System (“SValuES©“) to rank the MLPs for inclusion in the Reference Asset.

The Index Components are publicly traded, limited partnership entities that build, operate and maintain energy infrastructure which gathers, processes, stores and transports crude oil, natural gas, natural gas liquids and refined products for companies that explore and produce those energy resources in North America. The primary assets of the Index Components include oil and natural gas pipelines, terminals and storage facilities, natural gas/natural gas liquids gathering, treating and fractionating systems and other qualifying natural resource businesses.  The Reference Asset was first published on Bloomberg in November 2009. As of May 25, 2010, the energy infrastructure MLP sector consists of 72 publicly-traded entities across ten subsectors with a market capitalization of approximately $177 billion. As of April 30, 2010, the total market capitalization for the 30 issuers included in the Reference Asset was approximately $126 billion.

The Reference Asset is a price-only index calculated on a real-time basis. The Reference Asset is calculated using the most recent traded price for each Index Component, derived from the relevant exchanges and markets. Reference Asset levels are delivered to the New York Stock Exchange (the “NYSE”) every 15 seconds and subsequently published to data vendors under the ticker symbol “MLPX”.

The Reference Asset is the exclusive property of, and is currently sponsored by, Swank Energy. In connection with the Reference Asset, Swank Energy has entered into a contract with S&P under which S&P maintains and calculates the Reference Asset, using the methodology set out by Swank Energy for the Reference Asset. The index methodology is expected to remain constant throughout the life of the Reference Asset; however, the methodology may be amended as necessary at the discretion of Swank Energy to the extent that it determines that a change is necessary.  Swank Energy retains final discretion as to the manner in which the Reference Asset is calculated and constructed, and may supplement, amend, revise or withdraw the rules for maintaining and calculating the Reference Asset at any time and without prior notice.

The Notes are not in any way sponsored, endorsed, or promoted by Swank Energy or S&P. Neither Swank Energy nor S&P has any obligation to take the needs of any person into consideration in composing, determining, rebalancing or calculating the Reference Asset (or causing the Reference Asset to be calculated). In addition, neither Swank Energy nor S&P makes any warranty or representation whatsoever, express or implied, as to the results to be obtained from the use of the Reference Asset and/or the level of the Reference Asset at any particular time on any particular day or otherwise. Neither Swank Energy nor S&P shall be liable, whether in negligence or otherwise, to any person for any errors or omissions in the Reference Asset or in the calculation of the Reference Asset or is under any obligation to advise any person of any errors or omissions therein. Swank Energy currently makes publicly available relevant Index Component data points, such as total market capitalization and dividend yields, on the Reference Asset’s website at www.cushingmlpindex.com. Information contained on Swank Energy’s website is not incorporated by reference in, and should not be considered a part of, this pricing supplement. We make no representation or warranty as to the accuracy or completeness of information contained on the Swank Energy’s website.

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due June 30, 2011

Construction of the Reference Asset

The Index Components are selected by calculating the SValuES© score for each company eligible for inclusion in the Reference Asset (the “eligible universe”).  Using historical data since August 2001, the 30 initial Index Components were initially equally weighted as of August 1, 2001.

SValuES©

SValuES© is a formula-based proprietary scoring model developed by Swank Energy and is used to rank MLPs for inclusion in the Reference Asset.  The SValuES© ranking system emphasizes balance sheet, cash flow and cash distribution metrics, rather than market capitalization.

The SValuES© scoring model attributes points to MLPs via a weighted average methodology across numerous criterion The SValuES© criterion incorporates objective ranking measures relative to the broader MLP universe and the specific sub-sector in which the relevant MLP has its primary operations.  The 30 MLPs that have the highest weighted average point totals are included in the Reference Asset.

Each of the SValuES© criteria fall under one of three categories:

Operational: The Operational category is intended to identify MLPs with positive corporate performance characteristics. SValuES© criteria in the Operational category measure an MLP’s commodity price exposure and historical and projected future distribution growth.

Valuation:  The Valuation category is intended to identify MLPs that are attractively valued.  SValuES© criteria in the Valuation category measures an MLP’s current market trading statistics relative to the eligible universe and the specific sub-sector in which the relevant MLP has its primary operations.

Strategic Position: The Strategic Position category is intended to identify MLPs with strong strategic positions. SValuES© criteria in the Strategic Position category measures an MLP’s balance sheet strength, using both credit ratings (if available) and standard debt ratios. In addition, SValuES© criteria in the Strategic Position category measure certain quantifiable metrics applicable to an MLP’s sponsor.

Reference Asset Eligibility Requirements

To be eligible for inclusion in the Reference Asset, an issuer must satisfy the following requirements:

•
the issuer must be U.S.‐based. Swank Energy uses several factors in making this determination, including the jurisdiction of the issuer’s organization, the accounting principles used for its financial reporting and the location of its headquarters;

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the issuer’s security must be a “reported security”, as defined in Rule 11Aa3‐1 under the Exchange Act, and must be listed on the NYSE, the NYSE Amex Equities (“Amex”), or the NASDAQ Stock Market (“NASDAQ”);

•
the issuer must be a publicly traded partnership or limited liability company exempt from corporate taxation as a result of the U.S. Tax Reform Act of 1986, and engaged in the transportation, storage, processing or production of energy commodities; and

•
the issuer must represent either the limited or general partner interests, or both, of a partnership that is an operating company, or common units of a limited liability company that is an operating company. Closed‐end funds, exchange‐traded funds, investment vehicles and royalty or income trusts are not eligible for inclusion.

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due June 30, 2011

Index Components, as of the commencement of the Reference Asset in January 2010, are only subject to those eligibility conditions for as long as they remain in the Reference Asset. New Index Components, in addition to the eligibility requirements listed above, will also be subject to the following additional eligibility requirements:

•
Market Capitalization: Each issuer must have a market capitalization of at least $500 million. Swank Energy reviews this minimum market capitalization from time to time to ensure consistency with market conditions, such that it may increase or decrease in the future.

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Adequate Trading Liquidity: Each issuer must maintain a ratio of annual dollar value traded to market capitalization of 0.30 or more. Trading volume of each Index Component must be in excess of 500,000 units per month for each of the last six months.

•	Public Float: Each issuer must have a public float of at least 25% of the total outstanding common units.

•
Distribution Stability: Each issuer must have maintained or increased its ability to distribute dividend payments (“distributions”) to its unit holders, based on the previous four quarters. For newly-listed issuers or for issuers that move from dealer markets or over-the-counter markets to the NYSE, Amex or NASDAQ, the measuring period for purposes of the issuer’s ability to maintain or increase its distributions will begin on the date the issuer lists on the applicable exchange.

To avoid turnover in Index Components, Swank Energy may choose not to deem a security ineligible where it appears that the security violates one or more of the Reference Asset’s eligibility criteria only temporarily. In addition, Swank Energy may also choose not to deem a security eligible where it appears that the security meets the Reference Asset’s eligibility and inclusion criteria only temporarily.

Float Adjustment

The Index Components are equal-weighted. Accordingly, no float-adjustment is required.

Calculation of the Reference Asset

The Reference Asset is equal-weighted and is calculated using the divisor methodology that is used in all of S&P’s U.S. equity indices. The Reference Asset is a non-total return index, and its level does not take into account distributions by the Index Components.

The initial divisor was set to a base Index Value of 353.40 on December 29, 1989. The Index Value is calculated as follows:

Index Value =	Index Market Value
Divisor

Index Market Value = Σi Pi x Sharesi

where,

Pi = the price per share for an individual Index Component

Sharesi = the total outstanding shares for an individual Index Component

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due June 30, 2011

In order to maintain continuity of the Reference Asset, the divisor is adjusted at the time of each change to the composition of the Reference Asset, or “rebalancing.”

                         (Index Value) before rebalancing =   (Index Value) after rebalancing

therefore,

(Divisor) after rebalancing =	(Index Market Value) after rebalancing
(Index Value) before rebalancing

Divisor Changes

Changes to the composition of the Reference Asset due to corporate actions or changes in Index Component eligibility will require an adjustment to the Reference Asset divisor. The following events may require a change to the divisor:

Index Component Changes:	Adjustments:

Issuer Replacement:
In the event an issuer is removed from the Reference Asset, Swank Energy will select a new Index Component to take its place. The new Index Component will be added to the Reference Asset and assigned the same weight as the issuer it is replacing.

If an Index Component is removed from the Reference Asset because it is trading at $0.00, the weight of the Index Component’s replacement will be determined using the most immediate prior business day on which the removed Index Component was not valued at $0.00.

Spin-off:	No weight change. The price is adjusted by subtracting the following from the price of the parent company’s security:

Spin-off Unit Price Unit Exchange Ratio

Reference Asset units change so that the Index Component’s weight remains the same as its weight before the spin-off. A determination will then be made for the entity that is spun-off as to whether it should be included in the Reference Asset.

If a company being spun-off is only trading on a “when-issued” basis, the “when-issued” price will be used to adjust the parent company’s closing price.

Rights Offering:	The price is adjusted by subtracting the following from the price of the parent company’s security:

Price of Rights Rights Ration

Index units change so that the Index Component’s weight remains the same as its weight before the spin-off.

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due June 30, 2011

Divisor changes are usually made on the date the corporate action becomes effective.

Unit Changes

Stock splits and reverse splits do not require Reference Asset divisor adjustments because the corresponding changes to the security price equally offset the number of assigned units, and therefore do not affect the Index Component’s weighting in the Reference Asset.

Reference Asset Rebalancing

The Index Components are rebalanced quarterly in March, June, September and December each year. Rebalancings occur after the closing of the securities markets on the third Friday of the last month of the quarter, and become effective at the opening of the markets on the next trading day (each a “Quarterly Rebalancing Date”).

The goal of the Reference Asset is to maintain a portfolio of 30 equally weighted MLPs, while minimizing turnovers. At each rebalancing, each Index Component is assigned a weight of 3.33%. As the unit prices adjust, the weightings in the Reference Asset will also adjust. The more frequently that the Reference Asset is rebalanced, the more turnover there will be in the Reference Asset. However, if the Reference Asset is rebalanced less frequently, there may be significant deviations from the equal weighting of the Index Components.

Interim Index Component Changes

In addition to the quarterly rebalancings, the Reference Asset is continually reviewed for changes, or operational adjustments, to the Index Components necessitated by extraordinary corporate actions, including mergers, takeovers, spin-offs, listings and delistings, bankruptcy filings and distribution reductions, involving issuers of Index Components.  The following events may require an operational adjustment:

Corporate Event:	Change to the Reference Asset:

Initial Public Offering:
If an initial public offering occurs for a security that meets the eligibility requirements, as set forth above under “––Construction of the Reference Asset,” the security will be added to the Reference Asset on its second day of trading.

Merger or Acquisition:
If a merger or acquisition occurs between two Index Components, the surviving company will remain an Index Component and the other company will be replaced. If an Index Component is merged into or acquired by a company that is not included in the Reference Asset, the Index Component will be removed and replaced.

Spin-off:
If an Index Component company splits or spins-off a portion of its business to form one or more new companies, the resulting company or companies will all be eligible to remain as Index Components, as long as each meets the eligibility requirements. However, because the Reference Asset can not include more than 30 companies, one or more Index Components will be removed from the Reference Asset, as determined by Swank Energy.

Bankruptcy:	An Index Component will be removed and replaced immediately after a bankruptcy filing. Exceptions may be made on a case-by-case basis.

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due June 30, 2011

Delisting:	An Index Component will be removed and replaced immediately after being delisted from its primary market, unless it changes its listing to another major U.S. securities exchange.

Distribution Cut:	Index Component will be removed and replaced if any reduction in the distribution amount has been announced. The change will take place the earlier of the ex-date of the end of the current month.

The new Index Component will be selected by scoring each remaining security in the eligible universe that is not currently included in the Reference Asset according to the SValuES© methodology.  The security receiving the highest SValues© score will be selected as the new Index Component. When a new Index Component is added to the Reference Asset between Quarterly Rebalancing Dates, it will take the weight of the Index Component that it replaced. The one exception is when an Index Component is removed from the Reference Asset at a price of $0.00. In such a case, the Index Component’s replacement will be added to the Reference Asset at the applicable weight using the previous day’s closing value, or the most immediate prior business day that the removed Index Component was not valued at $0.00. Interim Index Component changes will be announced on the Reference Asset’s website at www.cushingmlpindex.com.

Input Data

S&P uses various quality assurance tools to audit, monitor and maintain the accuracy of its input data. While every reasonable effort is taken to ensure high standards of data integrity, there are no guarantees against errors.

The closing level of the Reference Asset is calculated using the closing prices issued by the primary exchange for each Index Component. If the primary exchange changes the closing price of the Index Component, the new price will be used to calculate the closing level of the Reference Asset. A final check of closing level is made between one hour and one and one half hours after the close of the markets. This time frame may be expanded at S&P’s discretion on days where trading volume is unusually large at the close. For example, futures and options expiration dates and large Reference Asset rebalancing dates often result in unusually large volumes. Only changes received prior to this final check are used in the closing price calculation.

Incorrect Index Component data, corporate action data, or Reference Asset divisors will be corrected upon detection. If such errors are discovered within five days of occurrence, they will be corrected that same day. If discovered after five days, adjustments will be handled on a case-by-case basis, depending on the significance of the error and the feasibility of a correction. Announcements will be made on the Reference Asset’s website at www.cushingmlpindex.com, prior to the changes becoming effective.

Incorrect intraday Reference Asset tick data will not be corrected. However, incorrect opening and closing levels will be corrected as soon as possible after detection.

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due June 30, 2011

Cushing 30® MLP Index Components (as of April 30, 2010)

Company	Ticker	Weight	Price	Market Cap (in Millions)
Alliance Resource Partners, LP	ARLP	3.69%	$48.46	$1,779.31
AmeriGas Partners, LP	APU	3.41%	$42.21	$2,408.29
Boardwalk Pipeline Partners, LP	BWP	3.11%	$28.97	$5,579.30
Buckeye Partners, LP	BPL	3.27%	$60.78	$3,127.98
Copano Energy LLC	CPNO	3.59%	$26.20	$1,692.15
Duncan Energy Partners, LP	DEP	3.23%	$26.80	$1,545.74
El Paso Pipeline Partners, LP	EPB	3.13%	$27.03	$2,905.32
Enbridge Energy Partners, LP	EEP	3.26%	$51.27	$4,995.90
Energy Transfer Equity, LP	ETE	3.35%	$34.22	$7,629.04
Energy Transfer Partners, LP	ETP	3.41%	$48.90	$9,253.93
Enterprise GP Holdings, LP	EPE	3.50%	$46.12	$6,419.54
Enterprise Product Partners, LP	EPD	3.45%	$35.46	$21,983.11
Genesis Energy, LP	GEL	3.09%	$19.64	$775.45
Inergy, LP	NRGY	3.32%	$38.01	$2,495.89
Kinder Morgan Energy Part, LP	KMP	3.41%	$67.49	$13,991.42
Magellan Midstream Partners, LP	MMP	3.35%	$47.59	$5,079.33
Markwest Energy Partners, LP	MWE	3.23%	$30.75	$2,037.68
Natural Resource Partners, LP	NRP	3.09%	$25.50	$1,771.00
NuStar Energy, LP	NS	3.41%	$61.56	$3,706.59
NuStar GP Holdings LLC	NSH	3.30%	$29.58	$1,258.54
Oneok Partners, LP	OKS	3.32%	$61.63	$4,016.00
Plains All American Pipeline, LP	PAA	3.40%	$57.99	$7,894.53
Regency Energy Partners, LP	RGNC	3.33%	$22.69	$2,114.12
Spectra Energy Partners, LP	SEP	3.35%	$31.53	$1,851.00
Sunoco Logistics Partners, LP	SXL	3.25%	$68.41	$2,123.93
Targa Resources Partner, LP	NGLS	3.36%	$26.76	$1,819.17
TC Pipelines, LP	TCLP	3.27%	$38.24	$1,767.76
Western Gas Partners, LP	WES	3.44%	$23.41	$830.47
Williams Partners, LP	WPZ	3.33%	$42.31	$2,232.99
Williams Pipeline Partners, LP	WMZ	3.33%	$31.74	$717.55

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due June 30, 2011

The Reference Asset was initially published in November 2009.  Accordingly, there is no actual historical data on the Reference Asset prior to that time.  The following graph sets forth the simulated daily historical performance of the Reference Asset in the period from August 2001 to January 2010 and the actual daily historical performance of the Reference Asset in the period from January 2010 through April 2010.  The simulated levels from August 2001 to November 2009 were calculated based upon the initial Index Components listed above, a starting level of 100.00, and that the Reference Asset rebalanced periodically as described in this section.  There can be no assurance that the simulated historical information accurately reflects what the performance of the Reference Asset would have been had the Reference Asset been actually published and calculated during the relevant period.

This historical data on Reference Asset is not necessarily indicative of the future performance of the Reference Asset or what the value of the Notes may be. Any historical upward or downward trend in the level of the Reference Asset during any period set forth below is not an indication that the level of the Reference Asset is more or less likely to increase or decrease at any time over the term of the Notes. On May 25, 2010, the closing level of the Reference Asset was 250.21.

Before investing in the Notes, you should consult publicly available sources for the levels and trading pattern of the Reference Asset.

License Agreement

We have entered into a non-exclusive license agreement with Swank Capital, LLC (“Swank Capital”) providing for the license to us, and certain of our affiliates, in exchange for a fee, of the right to use the Reference Asset, in connection with offering of our securities, including the Notes. The Reference Asset is owned and published by Swank Capital.

The license agreement requires us to state the following in this pricing supplement:

“Cushing®” is a registered trademark of Swank Capital, LLC and the Cushing® 30 MLP Index is the property of Swank Capital, LLC.  The use of both is granted under a license from Swank Capital, LLC.”

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due June 30, 2011

SUPPLEMENTAL DISCUSSION OF CANADIAN TAX CONSEQUENCES

An investor should read carefully the description of material Canadian federal income tax considerations relevant to a Non-resident Holder owning debt securities under “Tax Consequences—Canadian Taxation” in the accompanying prospectus.

In the opinion of Ogilvy Renault LLP, Canadian tax counsel to Royal Bank, interest (including amounts deemed for purposes of the Income Tax Act (Canada) (“ITA”) to be interest) on the Notes that is paid or credited or deemed for purposes of the ITA to be paid or credited by Royal Bank will not be subject to Canadian non-resident withholding tax, except in the circumstances described under “Tax Consequences—Canadian Taxation” in the accompanying prospectus.

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due June 30, 2011

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general description of certain U.S. tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the U.S. of acquiring, holding and disposing of the Notes and receiving payments of Distribution Amounts, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement with respect to U.S. holders (as defined in the accompanying prospectus).  Except as otherwise noted under “Non-U.S. Holders” below, it applies only to those U.S. holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus.  In addition, the discussion below assumes that an investor in the Notes will be subject to a significant risk that it will lose a significant amount of its investment in the Notes.  If an investor in the Notes is not subject to a significant risk that it will lose a significant amount of its investment in the Notes, the tax treatment of that Note may differ substantially from that described in the discussion below.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES.  AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN.  BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat a Note with terms described in this pricing supplement as a pre-paid cash-settled contingent income-bearing derivative contract linked to the Reference Asset for U.S. federal income tax purposes, and the terms of the Notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization.  Although the U.S. federal income tax treatment of the Distribution Amounts is uncertain, we intend to take the position, and the following discussion assumes, that such Distribution Amounts constitute taxable ordinary income to a holder at the time received or accrued in accordance with the holder’s regular method of accounting, and the terms of the Notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat such Distribution Amounts in accordance with such characterization.  If the Notes are treated as described above, subject to the discussion below concerning the potential application of the “constructive ownership” rules under  Section 1260 of the Internal Revenue Code, a holder should generally recognize capital gain or loss upon the sale or maturity of the Notes in an amount equal to the difference between the amount a holder receives at such time (other than amounts properly attributable to any Distribution Amounts, which would be taxed, as described above, as ordinary income) and the holder’s tax basis in the Notes.  In general, a holder’s tax basis in the Notes will be equal to the price the holder paid for the Notes.  Capital gain recognized by an individual holder is generally taxed at preferential rates where the property is held for more than one year and is generally taxed at ordinary income rates where the property is held for one year or less.  The deductibility of capital losses is subject to limitations.  The holding period for Notes of a holder who acquires the Notes upon issuance will generally begin on the date after the issue date (i.e., the settlement date) of the Notes.  If the Notes are held by the same holder until maturity, that holder’s holding period will generally include the maturity date.

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due June 30, 2011

Possible Application of Section 1260 of the Internal Revenue Code.  Because the Index Components are the type of financial assets described under Section 1260 of the Internal Revenue Code (i.e., equity interests in partnerships, a “Section 1260 Financial Asset”), while the matter is not entirely clear, there exists a substantial risk that an investment in a Note is a “constructive ownership transaction” to which Section 1260 of the Internal Revenue Code applies.  If Section 1260 of the Internal Revenue Code applies, all or a portion of any long-term capital gain recognized by a holder in respect of a Note will be recharacterized as ordinary income (the “Excess Gain”).  In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the holder in taxable years prior to the taxable year of the sale or maturity (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale or maturity).

If an investment in a note is treated as a constructive ownership transaction, it is not clear to what extent any long-term capital gain of a holder in respect of the note will be recharacterized as ordinary income.  It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of the note will equal the excess of (i) any long-term capital gain recognized by the holder in respect of the note and attributable to Section 1260 Financial Assets, over (ii) the “net underlying long-term capital gain” (as defined in Section 1260 of the Internal Revenue Code) such holder would have had if such holder had acquired an amount of the corresponding Section 1260 Financial Assets at fair market value on the original issue date for an amount equal to the portion of the issue price of the note attributable to the corresponding Section 1260 Financial Assets and sold such amount of Section 1260 Financial Assets upon the date of sale or maturity of the note at fair market value, or it may be possible that Section 1260 of the Internal Revenue Code would apply separately to each Index Component.  To the extent any gain is treated as long-term capital gain after application of the recharacterization rules of Section 1260 of the Internal Revenue Code, such gain would be subject to U.S. federal income tax at the rates that would have been applicable to the net underlying long-term capital gain. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Internal Revenue Code to an investment in the note.

Alternative Treatments.  Alternative tax treatments would also be possible and the Internal Revenue Service might assert that a treatment other than that described above is more appropriate.  For example, it would also be possible to treat the Notes, and the Internal Revenue Service might assert that the Notes should be treated, as a single debt instrument.  Such a debt instrument would be subject to the special tax rules governing contingent payment debt instruments.  If the Notes are so treated, a holder would generally be required to accrue interest currently over the term of the Notes irrespective of the amount of Distribution Amounts, if any, made on the Notes.  In addition, any gain a holder might recognize upon the sale or maturity of the Notes would be ordinary income and any loss recognized by a holder at such time would be ordinary loss to the extent of interest that same holder included in income in the current or previous taxable years in respect of the Notes, and thereafter, would be capital loss.

If the Reference Asset periodically rebalances, it is possible that the Notes could be treated as a series of derivative contracts, each of which matures on the next rebalancing date.  If the Notes were properly characterized in such a manner, a holder would be treated as disposing of the Notes on each rebalancing date in return for new derivative contracts that mature on the next rebalancing date, and a holder would accordingly likely recognize capital gain or loss on each rebalancing date equal to the difference between the holder’s basis in the Notes (which would be adjusted to take into account any prior recognition of gain or loss) and the fair market value of the Notes on such date.

The Internal Revenue Service has released a notice that may affect the taxation of holders of the Notes.  According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument similar to the Notes should be required to accrue additional ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any.  It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis.  The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments.  Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations.  We intend to treat the Notes for U.S. federal income tax purposes in accordance with the treatment described in this pricing supplement unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due June 30, 2011

Backup Withholding and Information Reporting.  Please see the discussion under “Tax Consequences — United States Taxation — Information Reporting and Backup Withholding” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the Notes.

Non-U.S. Holders.  The Notes are not intended for purchase by any investor that is not a United States person, as that term is defined for U.S. federal income tax purposes, and the Underwriter will not make offers of the Notes to any such investor.  Notwithstanding this intended restriction on purchases, the following discussion applies to non-U.S. holders of the Notes.  A non-U.S. holder is a beneficial owner of a Note that, for U.S. federal income tax purposes, is a non-resident alien individual or a foreign corporation.

While the U.S. federal income tax treatment of the Notes (including proper characterization of the Distribution Amounts for U.S. federal income tax purposes) is uncertain, U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) will be withheld in respect of the Distribution Amounts paid to a non-U.S. holder unless such payments are effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States (in which case, to avoid withholding, the non-U.S. holder will be required to provide a Form W-8ECI). We will not pay any additional amounts in respect of such withholding. To claim benefits under an income tax treaty, a non-U.S. holder must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty’s limitations on benefits article, if applicable (which certification may generally be made on an Internal Revenue Service Form W-8BEN, or a substitute or successor form).  In addition, special rules may apply to claims for treaty benefits made by corporate non-U.S. holders.  A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.  The availability of a lower rate of withholding or an exemption from withholding under an applicable income tax treaty will depend on the proper characterization of the Distribution Amounts under U.S. federal income tax laws and whether such treaty rate or exemption applies to such payments.  No assurance can be provided on the proper characterization of the Distribution Amounts for U.S. federal income tax purposes and, accordingly, no assurance can be provided on the availability of benefits under any income tax treaty.  Non-U.S. holders must consult their tax advisors in this regard.

Except as described in the next paragraph, a non-U.S. holder will generally not be subject to U.S. federal income or withholding tax on any gain (not including for the avoidance of doubt any amounts representing accrued Distribution Amounts which would be subject to the rules discussed in the previous paragraph) upon the sale or maturity of the Notes, provided that (i) the holder complies with any applicable certification requirements (which certification may generally be made on an Internal Revenue Service Form W-8BEN, or a substitute or successor form), (ii) the payment is not effectively connected with the conduct by the holder of a U.S. trade or business, and (iii) if the holder is a non-resident alien individual, such holder is not present in the U.S. for 183 days or more during the taxable year of the sale or maturity of the Notes.  In the case of (ii) above, the holder generally would be subject to U.S. federal income tax with respect to any income or gain in the same manner as if the holder were a U.S. holder and, in the case of a holder that is a corporation, the holder may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due June 30, 2011

The Notes could be treated as “United States real property interests” under Section 897 of the Internal Revenue Code.  If the Notes were so treated, certain adverse U.S. federal income tax consequences may apply to a non-U.S. holder upon the sale or maturity of the Notes (including treatment of any gain recognized in respect of the Notes as income effectively connected with the conduct of a U.S. trade or business and the imposition of a 10% U.S. withholding tax on gross proceeds).  We currently do not intend to withhold on payments made with respect to the Notes to non-U.S. holders (other than the payment of any Distribution Amounts) provided that such non-U.S. holders comply with the applicable certification requirements. However, in the event of a change of law or any formal or informal guidance by the Internal Revenue Service, Treasury or Congress, or if we determine withholding is appropriate under current law, we may withhold on payments made with respect to the Notes (in addition to the withholding on the Distribution Amounts), and we will not be required to pay any additional amounts with respect to any such amounts withheld. Non-U.S. holders must consult with their tax advisors with regard to the consequences to them of an investment in the Notes under Section 897 of the Internal Revenue Code.

As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible.  Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the Notes to become subject to withholding tax in addition to the withholding tax described above, we will withhold tax at the applicable statutory rate and we will not be required to pay any additional amounts in respect of such withholding.  Prospective investors should consult their own tax advisors in this regard.

Payments made to a non-U.S. holder may be subject to information reporting and to backup withholding unless the holder complies with applicable certification and identification requirements as to its foreign status.

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due June 30, 2011

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the Notes.

The Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA” and the Internal Revenue Code of 1986, as amended, prohibit certain transactions involving the assets of an employee benefit plan and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Internal Revenue Code) with respect to the plan; governmental plans may be subject to similar prohibitions.  Therefore, a plan fiduciary considering purchasing Notes should consider whether the purchase or holding of such instruments might constitute a “prohibited transaction”.

Royal Bank and certain of its affiliates each may be considered a “party in interest” or a “disqualified person” with respect to many employee benefit plans by reason of, for example, Royal Bank (or its affiliate) providing services to such plans.  Prohibited transactions within the meaning of ERISA or the Internal Revenue Code may arise, for example, if Notes are acquired by or with the assets of a pension or other employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Internal Revenue Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Internal Revenue Code), which we call collectively “Plans”, and with respect to which Royal Bank or any of its affiliates is a “party in interest” or a “disqualified person”, unless those Notes are acquired under an exemption for transactions effected on behalf of that Plan by a “qualified professional asset manager” or an “in-house asset manager”, for transactions involving insurance company general accounts, for transactions involving insurance company pooled separate accounts, for transactions involving bank collective investment funds, or under another available exemption.  Section 408(b)(17) provides an additional exemption for the purchase and sale of securities and related lending transactions where neither the issuer of the securities nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction and the Plan pays no more than “adequate consideration” in connection with the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA.  The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the Notes, or exercising any rights related thereto, to represent that (a) such purchase, holding and exercise of the Notes will not result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation) and (b) neither Royal Bank nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the Notes, or any exercise related thereto or as a result of any exercise by Royal Bank or any of its affiliates of any rights in connection with the Notes, and no advice provided by Royal Bank or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the Notes and the transactions contemplated with respect to the Notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the Notes, you should consult your legal counsel.

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due June 30, 2011

SUPPLEMENTAL PLAN OF DISTRIBUTION

Royal Bank will agree to sell to RBC Capital Markets Corporation, and RBC Capital Markets Corporation will agree to purchase from Royal Bank, the principal amount of the Notes specified, at the price specified under “Proceeds to Royal Bank of Canada” on the cover of this pricing supplement. RBC Capital Markets Corporation intends to resell the Notes it purchases at the original issue price specified on the cover of this pricing supplement. In the future, RBC Capital Markets Corporation or one of our other affiliates may repurchase and resell the Notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. For more information about the plan of distribution, the distribution agreement and possible market-making activities see “Supplemental Plan of Distribution” in the accompanying prospectus supplement.

To the extent RBC Capital Markets Corporation resells Notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an “underwriter” of the Notes, as such term is defined in the Securities Act of 1933, as amended.

Please note that the information about the issue price discounts or commissions in this pricing supplement relates only to the initial issuance and sale of the Notes. If you have purchased your Notes in a market-making transaction after the initial issuance and sale, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

We expect that delivery of the Notes will be made against payment for the Notes on or about May 28, 2010, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus supplement dated January 11, 2010.

The Notes are not intended for purchase by any investor that is not a United States person, as that term is defined for U.S. federal income tax purposes, and RBC Capital Markets Corporation and its affiliates will not make offers of the Notes to any such investor in the initial offering of the Notes or in any secondary market.

The Notes are not offered or sold and will not be offered or sold in Hong Kong, other than (i) to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent); or (ii) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

No advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) will be issued other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

RBC Capital Markets Corporation